June 19, 2009

VIA EXPRESS DELIVERY, EDGAR AND FACSIMILE

Ms. Nudrat Salik

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C. 20549

Invesco Ltd.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

FILE NUMBER: 1-13908

Dear Ms. Salik:

This letter sets forth the responses of Invesco Ltd. (the “Company”) to your comment letter, dated May 28, 2009, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008, (the “Form 10-K”) of the Company filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on February 27, 2009, and the Form 10-Q for the three months ended March 31, 2009 (the “Form 10-Q”) of the Company filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on May 8, 2009.

The Company is filing, via EDGAR, this letter setting forth the Company’s responses to the Commission’s comments regarding its Form 10-K and Form 10-Q. Enclosed as well are two hard copies of the Company’s response letter. We have included your original questions in bold italics in addition to providing our responses.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 19, 2009

Ms. Nudrat Salik

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response to Comment 1

The Company respectfully acknowledges the Staff’s comment and will include in the responses below details showing what the proposed revisions or additional disclosures will look like in our future filings. Such disclosures will be noted in italics. The Company will include substantially similar revisions in our future filings, including interim filings, where appropriate.

Results of Operations

Proportional Share of Revenues, Net of Third-Party Distribution Expenses, from Joint Venture Investments, page 32

2.

We note your response to comment 7 of our letter dated March 20, 2009. In a similar manner to your response, please provide a reconciliation between equity in earnings of unconsolidated affiliates as reported on your statements of income to proportional share of revenues, net of third-party distribution expenses, from joint venture investments. Please also clearly explain the reconciling items and your purposes for presenting and discussing these amounts.

Response to Comment 2

A reconciliation of equity in earnings of unconsolidated affiliates from our Consolidated Statements of Income to our proportional share of revenues, net of third-party distribution expenses, from joint venture (JV) investments from our Schedule of Non-GAAP Information is detailed below.

$ in millions	2008	2007
Equity in earnings of unconsolidated affiliates	46.8	48.1
Less: equity in earnings of non-JV affiliates(1)	(5.5)	(1.9)
Less: other income/expense of JVs(2)	(1.6)	(0.7)
Proportional share of operating income from JV investments, as disclosed in the Schedule of Non-GAAP Information on page 39	39.7	45.5
Add: Invesco’s share of operating expenses from JV investments(3)	30.4	25.1
Less: Invesco’s share of third-party distribution, service and advisory expenses from JV investments(4)	(12.8)	(10.0)
Proportional share of revenues, net of third-party distribution expenses, from JV investments, as disclosed in the Schedule of Non-GAAP Information on page 39	57.3	60.6

June 19, 2009

Ms. Nudrat Salik

Amounts included in equity in earnings of unconsolidated affiliates on the Company’s Consolidated Statements of Income of $46.8 million and $48.1 million for the years ended December 31, 2008 and 2007, respectively, include our proportionate share of income (or loss) before tax from our investments in JV’s ($41.3 million in 2008 and $46.2 million in 2007) as well as from other non-controlled entities ($5.5 million in 2008 and $1.9 million in 2007). As disclosed in Note 4, “Investments,” to our Consolidated Financial Statements, beginning on page 79 of the Form 10-K, the Company uses the equity method of accounting for investments in JVs, affiliates and for the investments in certain managed private equity, real estate and other investment entities that we are not deemed to control. These entities include variable interest entities for which we have determined that we are not the primary beneficiary and other investment products structured as partnerships for which we are the general partner and the unaffiliated limited partners possess either substantive kick-out, liquidation or participation rights. The footnote references in the table above are detailed below.

(1)

The equity in earnings of these other non-controlled entities is subtracted from the total amounts of equity in earnings of unconsolidated affiliates on the Company’s Consolidated Statements of Income to isolate the JV contribution to this income statement line item.

(2)	The second deduction in the above reconciliation relates to interest and investment income of JVs. These amounts must be deducted to isolate the JV contribution to our operating income.
(3)	The third reconciling item in the above table is the addition of our share of the JVs’ operating expenses. This reconciling item is necessary to isolate the JV contribution to our operating income.
(4)

The fourth reconciling item is a deduction of our share of the JVs’ third-party distribution, service and advisory expenses. We include these expenses as a deduction from operating revenues in our non-GAAP presentation of net revenues. They are included in the third reconciling item and must therefore be deducted from that amount to arrive at our proportional share of revenues, net of third-party distribution expenses, from JV investments.

We have two JV investments in China, and we believe that it is appropriate to evaluate their contribution to our operations and that this is useful information for investors. Accordingly, we make the adjustments above to highlight our net revenues (and by calculation, net revenue yield on assets under management), net operating income and net operating margin.

June 19, 2009

Ms. Nudrat Salik

Critical Accounting Policies and Estimates, page 47

Goodwill, page 50

3.

We note your response to comment 14 of our letter dated March 20, 2009. Please help us better understand how you determined it was appropriate to use the weighted average cost of capital for companies in your industry instead of using your own weighted average cost of capital for determining the fair value of your reporting unit in accordance with paragraph 23 of SFAS 142. In this regard, please tell us what the discount rate would have been had you continued to use your own weighted average cost of capital in your impairment tests on October 1, 2008, October 31, 2008, and March 31, 2009. Please also tell us whether using your own weighted average cost of capital on any of these dates would have caused the carrying value of your reporting unit to be in excess of its fair value. Please also disclose how you determined the weighted average cost of capital for the asset management sector.

Response to Comment 3

Paragraph 23 of SFAS 142 indicates that the “fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date.” We determined that it was more appropriate to use the weighted average cost of capital (WACC) for companies in our industry rather than our own WACC for determining the fair value of our reporting unit in accordance with paragraph 23 of SFAS 142, because this is more reflective of the WACC that a market participant would use in a theoretical acquisition, rather than a WACC associated with the specific reporting unit being valued. The existing capital structure of our reporting unit would most likely change as part of a theoretical acquisition in which our reporting unit was acquired. Therefore, we believe that the risks specific to our capital structure are less relevant when determining the fair value of our reporting unit.

Additionally, we applied the measurement provisions of FASB Statement No. 157, “Fair Value Measurements” (SFAS 157), to our 2008 goodwill impairment tests. Paragraph 21 of SFAS 157 states that “valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.” An industry WACC input to our fair value model is an observable input, whereas our own WACC is an unobservable input.

A comparison of our WACC and the industry WACC we derived is presented in the table below.

	Invesco WACC	Industry WACC
October 1, 2008	14.36%	11.56%
October 31, 2008	14.87%	13.61%
March 31, 2009	14.29%	13.73%

June 19, 2009

Ms. Nudrat Salik

Using our WACC in the October 1, 2008, and March 31, 2009, goodwill impairment tests would have produced valuations for our reporting unit that were above its carrying value at those dates. Using our own WACC in the October 31, 2008, goodwill impairment test would have produced a valuation for our reporting unit that was below its carrying value. On page 51 of our 2008 Form 10-K, we disclosed that a 1% increase in the discount rate assumption using during our October 31, 2008, goodwill impairment analysis would have caused the carrying value of our reporting unit to be in excess of its fair value.

The WACC is calculated from cost of equity and debt capital factors. We determined the cost of equity capital for the asset management sector by averaging the debt/capital and equity/capital ratios (factoring in respective tax rates to arrive at an average tax rate) of the following peer companies, which comprise a group of peer companies that we regularly review for various other analyses: Franklin Resources, Inc., Janus Capital Group, Inc., T. Rowe Price Group, Inc., Legg Mason, Inc., Eaton Vance Corp., and BlackRock, Inc. The unlevered betas of these firms were averaged to arrive at an average beta, which was then re-levered against the average capital structure in determining the industry cost of equity capital. We determined the cost of debt capital by using a Moody’s Baa weighted average cost of debt factor, which is an industry and a company-specific proxy for the cost of debt that a market participant would use when calculating a cost of debt input to the WACC calculation. We obtained this factor from the Federal Reserve Statistical Release table of Selected Interest Rates, a publically available table, for the applicable period. The Moody’s Baa rate is representative of what it would cost a Baa-rated company to issue debt. Our rating is one level higher than Baa using Moody’s ratings; however our S&P rating is BBB+, which corresponds approximately to a Moody’s Baa1 rating. Additionally, this ranking is reflective of an average of peers with public debt within our industry, thus it is representative of a rating that a market participant would use. We then took the industry average capitalization ratio (debt/equity ratio) times the industry average cost of capital to arrive at the industry WACC.

We engaged an independent third party who performed a comprehensive assessment of our valuation analysis related to the fair value of our reporting unit. The third party agreed that the methodology and assumptions we used to determine fair value were consistent with what would be expected in an analysis performed by a nationally recognized valuation expert.

4.

We note your response to comment 16 of our letter dated March 20, 2009. Please help us better understand why your components are not reporting units pursuant to paragraph 30 of SFAS 142. Please address the following related to your evaluation of whether the existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations exist in your components pursuant to paragraph 6 of EITF 98-3:

•	Tell us the elements that you determined are included in each of the components;
•	Tell us the complete set of elements necessary for each component to conduct normal operations; and

June 19, 2009

Ms. Nudrat Salik

•

Tell us the elements missing from each component that would be necessary to conduct normal operations. In regards to these missing elements, please tell us how you concluded that the component is not a business.

Response to Comment 4

Paragraph 30 of SFAS 142 requires the Company to determine if its components constitute separate businesses, but does not define the meaning of a business. EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” (EITF 98-3), contains guidance on whether an asset group constitutes a business, specifying that the integrated set of activities and assets that comprise a business are required to be self-sustaining. Paragraph 6 of EITF 98-3 states, “A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.” Inputs, processes and outputs represent a complete set of elements necessary for each component to conduct normal operations.

For purposes of the 2008 goodwill impairment tests, we concluded that our components did not meet the definition of a business as described in EITF 98-3. Our components lack critical elements such as systems, standards and protocols necessary for normal self-sustaining operations that are not integrated into each component.

The inputs necessary for each component to conduct normal operations include long-lived assets (intangible assets comprised of management contracts representing acquisitions of contracted assets under management, property and equipment assets, and capital to support seed money investments in new products and to otherwise expand our operations), employees, and the ability to obtain access to the resources (access to research, fund management and back-office systems, trading platforms and other integral systems such as accounting, reporting and personnel-related systems) necessary to perform their job functions. Certain inputs (property and equipment, employees and access to systems) do exist at each component; however, other inputs such as management contract intangibles do not exist at all components. The outputs necessary for each component to conduct normal operations include the services we provide to our clients - the management of investment funds and products in which our clients are invested. These outputs exist at each component.

It is critical to note that processes such as the governing design and coordination of systems, standards and protocols necessary for normal self-sustaining operations do not exist at and are not integrated into each component. The Company has strategically realigned its resources and processes as an integrated global investment manager, which included the transition to a functionalized enterprise support model whereby strategic management processes (Global Performance Measurement, Business Strategy and Product Development), operational processes (Transfer Agent, Investment Operations, Global Equity Trading, Information Technology, Legal, Compliance, and Internal Audit), and enterprise support processes (including Human

June 19, 2009

Ms. Nudrat Salik

Resources, Finance, Properties, and Corporate) are managed on a global basis through integrated, centrally managed platforms.

The Company made significant acquisitions between the years 1997 and 2005 and commenced a realignment effort in 2005, which resulted in the further integration of the acquired entities into the components of the business. As a result of this realignment, the components became economically interdependent through the removal and centralization of key process elements, and goodwill is now recoverable from two or more components working in concert together, as the goodwill cannot be meaningfully allocated among the new components. During this period, we made a conscious decision to move away from the internal use of complete traditional income statements for each of our historical components, as this was counter to our strategic direction as an integrated global investment manager, and such income statements were and are not relevant to how the Company is now managed. Every component manages investment vehicles that are distributed by another component; this element is fundamental to a global investment manager with an established name operating in over 20 countries.

The key missing elements at the component level, for them to otherwise be described as businesses, include our strategic management, operational and enterprise support processes noted above. These processes are key to our business, and they function and are managed on a central basis across all components and not on a component basis in isolation. Access to certain systems and other resources (inputs) contributing to these processes are now shared between components. We now maintain an integrated global trading operation for a significant portion of our equity investments instead of separately managed trading desks at the component level. We also coordinate product performance reviews and monitor and manage new product initiatives within centrally-defined parameters. We manage investment operations and research and deploy key systems and platforms on an integrated basis. As a service-driven organization, each component relies heavily on these functions, which are not easily attainable. It would require significant time, effort and cost for any component or hypothetical acquirer to separately obtain these business elements that are now provided on an enterprise-wide basis.

The current components, therefore, do not constitute individual businesses under EITF 98-3, as certain inputs and separate processes do not exist at each component. Since SFAS 142 requires that a component of an operating segment constitute a business in order to be determined a reporting unit, the components of Invesco are not individual reporting units for goodwill impairment testing purposes, as they do not constitute individual businesses.

June 19, 2009

Ms. Nudrat Salik

5.	In regards to the availability of discrete financial information for each component, please address the following:
•

You state that the CODM and the SMDs receive the Senior Management Analysis of Results and Trends and the Invesco Ltd. Dashboards. Please tell us whether any additional financial information related to components is provided to the SMDs. If so, please provide a summary of this financial information; and

•

You state that traditional profit and loss measures are not produced for any of the components. Please clarify which specific statement of operation line items are provided for each component and help us understand why you would not be able to use this information to evaluate the profitability of the component. In this regard, we remind you that not all costs necessarily have to be allocated in order for the component to be considered a reporting unit.

Response to Comment 5

In our previous response dated May 15, 2009, we stated that the CODM and the SMDs are provided Dashboards that compare managed and sourced net revenues to budgeted amounts on a component-specific basis. The Dashboards also contain data on managed and sourced assets under management (AUM) and flows, and summary operating expense data. The Dashboards do not include traditional profit and loss measures. The available financial information by component is not sufficiently detailed to assess profitability, nor is it sufficient for purposes of performing a discounted cash flow analysis at the component level in order to test goodwill for impairment at that level. There is no other component-specific available financial information provided to the SMDs.

The profit and loss measures included in the Dashboards include an analysis of managed and sourced net revenues and direct operating expenses of the component. In each component-specific Dashboard report, there is not an accurate or meaningful matching of revenues and expenses, as the expenses included in these reports are only direct expenses of the component, meaning that they do not include allocations of expenses related to key strategic management, operational, and enterprise support functions. Direct component expenses, do, however, include expenses related to both investment management and sourcing/distribution of products. The format of these reports is indicative of the fact that the component SMDs are held accountable for investment management and sourcing/distribution within their components. This mismatch of revenues and expenses is illustrated further in the paragraphs below.

Sourced net revenue represents an estimate of management fee and performance fee revenue earned from the location where the management contract originated; i.e. where the AUM were first distributed by the Company. Managed net revenue represents an estimate of management fee and performance fee revenue earned from the location where the assets are being managed; i.e. where the AUM is being managed by an investment management employee of the Company.

June 19, 2009

Ms. Nudrat Salik

Neither of these represents contracted revenue (revenue resulting from the location where the fund or contracting entity is legally domiciled) from the components; they constitute a “distribution” versus “managed” view of the business. These revenue analyses are not used to measure the performance of any one component but instead help users to understand the relative distribution and asset management strength of each component. There would be double-counting of revenues if total managed revenues and total sourced revenues were added together, because different components count revenue from AUM on either a managed or sourced basis, as illustrated below.

It is important to note that certain components focus primarily on sourcing AUM, such as Invesco Continental Europe, whereas other components perform both sourcing and managing of AUM, such as Invesco Worldwide Institutional and Invesco Perpetual. Our global product range of offshore mutual fund products are sold/distributed (sourced) by many of our components, and they are also managed by different components. The Invesco Asia Pacific Infrastructure Fund (the Fund) is an example of an offshore fund. It is sourced by the Invesco Asia Pacific, Invesco Continental Europe and Invesco Perpetual components, each of whom would include their portions of the revenue from this fund in their respective sourced revenue totals; however the Fund is managed by the Invesco Asia Pacific component, which would include all of the revenue from the Fund in its managed revenue total. On a contracted basis, however, for statutory financial reporting purposes, the legal entity that would include this revenue in its statutory total revenue is based in Luxembourg and does not form part of any one of our components, or any of our Dashboard reporting, because its costs are considered expenses of our overall strategic management and operations integrated platform.

Additionally, it is important to note that direct expenses of our components are not allocated to other components, further illustrating that the managed or sourced revenues presented in the Dashboards for any particular component do not match with the direct operating expenses of that component. To illustrate, using the Fund example discussed above, the Invesco Asia Pacific component employs the investment management professionals who manage the Fund. Therefore, this component records the direct compensation expenses for the investment management professional along with the managed revenue. The sourcing components, however, do not receive an allocation from Invesco Asia Pacific for these compensation expenses, despite the fact that they are recording their share of the revenue from the Fund in their sourced revenues. Therefore, the discrete financial information included in our component Dashboards is not a traditional income statement in this regard. An allocation of direct management expenses from a managing component to the sourcing component, as well as an allocation of indirect strategic management, operational, and enterprise support costs would be required in order to properly present a completely sourced income statement for a particular component. Likewise, an allocation of direct distribution/sourcing expenses from a sourcing component as well as an allocation of indirect strategic management, operational, and enterprise support costs to a managing component would be required in order to properly present a completely managed income statement for a particular component However, these allocations are not relevant to decision making by our Company, because evaluation of new product initiatives, capital

June 19, 2009

Ms. Nudrat Salik

deployment, and other strategic management decisions are not made using traditional component profit and loss measures. Additionally, such allocations, if made, would be subjective and could lead to poor decision making. Any quantitative result of a fully allocated component income statement would not be influential to the SMDs. If a completely sourced or managed income statement for a particular component did exist, it still would not contain enough information to completely evaluate the profitability of the component, because it would fail to account for the fact that the particular component contributed significantly to our business as a whole by also managing, sourcing or contracting AUM. The profitability of all components is therefore only evaluated on a consolidated basis.

For example, the Invesco Worldwide Institutional and Invesco Perpetual component-specific Dashboards include the following line items: Managed net revenues (and managed net revenue effective fee rate on AUM), sourced net revenues (and sourced net revenue effective fee rate on AUM) and direct operating expenses (including primarily compensation, marketing, professional services, and other direct expenses, along with immaterial amounts of property/office and technology/telecommunications expenses that are directly incurred by the component). As discussed above, direct operating expenses in the component-specific Dashboards do not include allocations of strategic management, operational and enterprise support expenses. Property/office and technology/telecommunications expenses included in the components’ direct operating expenses are immaterial for each component, as the significant majority of these expenses are included in the strategic management, operational and enterprise support functions’ expense totals and are not allocated. Non-operating gains and losses are also not included in the component-specific Dashboards.

The component-specific Dashboards do not include traditional profit and loss measures. The financial information by component is not sufficient for purposes of performing a discounted cash flow analysis at the component level in order to test goodwill for impairment at that level. The CODM analyzes the total revenues at the consolidated level, direct costs at the component level and indirect costs at the enterprise support (functional) level. The CODM allocates resources to product initiatives rather than to the Company’s components.

Investments, page 51

6.

We note your response to comment 17 of our letter dated March 20, 2009. In a similar manner to your response, we encourage you to disclose the investments which are the most susceptible to impairment. For these investments, we encourage you to provide a description of these investments, disclose the significant estimates and assumptions used to determined fair value, and provide a sensitivity analysis of the significant estimates and assumptions used to determine fair value based upon reasonably likely changes. You should consider disclosing whether reasonably likely changes in these significant estimates and assumptions could indicate that there is an impairment.

June 19, 2009

Ms. Nudrat Salik

Response to Comment 6

In future filings, beginning with the Company’s Form 10-Q for the period ending June 30, 2009, we will begin to expand our disclosures to include information substantially similar to the following:

Of our $_____ million total investments at June 30, 2009, those most susceptible to impairment include $____ million seed money investments in our affiliated funds and $_____ million invested in managed collateralized loan obligation (CLO) products. Seed money investments are investments held in Invesco managed funds with the purpose of providing capital to the funds during their development periods. These investments are recorded at fair value using quoted market prices in active markets; there is no modeling or additional information needed to arrive at the fair values of these investments.

There are no significant estimates or assumptions used to determine the fair value of our seed money investments; therefore, disclosures of a sensitivity analysis would not be appropriate.

Consistent with the disclosures beginning on page 51 of our 2008 Form 10-K, we made the following disclosures on page 44 of our Form 10-Q. We will continue to include in future filings a discussion of our investments in CLOs substantially similar to the following:

The company provides investment management services to a number of collateralized loan obligation entities (CLOs). These entities are investment vehicles created for the sole purpose of issuing CLO instruments that offer investors the opportunity for returns that vary with the risk level of their investment. The notes issued by the CLOs are backed by diversified portfolios consisting primarily of loans or structured debt. For managing the collateral for the CLO entities, the company earns investment management fees, including in some cases subordinated management fees, as well as contingent incentive fees. The company has invested in certain of the entities, generally taking a relatively small portion of the unrated, junior subordinated position. At March 31, 2009, the company held $13.5 million of investments in these CLOs (December 31, 2008: $17.5 million), which represents its maximum risk of loss. Our investments in CLOs are generally subordinated to other interests in the entity and entitle the investor to receive the residual cash flows, if any, from the entity. As a result, the company’s investments are sensitive to changes in the credit quality of the issuers of the collateral securities, including changes in the forecasted default rates and any declines in anticipated recovery rates. Investors in CLOs have no recourse against the company for any losses sustained in the CLO structure.

The company has recorded its investments at fair value primarily using an income approach. Fair value is determined using current information, notably market yields and projected cash flows based on forecasted default and recovery rates that a market participant would use in determining the current fair value of the equity interest. Market yields, default rates and recovery rates used in the company’s estimate of fair value vary based on the nature of the investments in the underlying collateral pools. In periods of rising market yields, default rates and lower debt recovery rates, the fair value, and therefore carrying value, of the company’s

June 19, 2009

Ms. Nudrat Salik

investments in these CLO entities may be adversely affected. The current liquidity constraints within the market for CLO products require the use of unobservable inputs for CLO valuation. The excess of actual and anticipated future cash flows over the initial investment at the date of purchase is recognized as interest income over the life of the investment using the effective yield method in accordance with Emerging Issues Task Force (EITF) 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.” The company reviews cash flow estimates throughout the life of each CLO entity. Cash flow estimates are based on the underlying pool of securities and take into account the overall credit quality of the issuers, the forecasted default rate of the securities and the company’s past experience in managing similar securities. If the updated estimate of future cash flows (taking into account both timing and amounts) is less than the last revised estimate, an impairment loss is recognized based on the excess of the carrying amount of the investment over its fair value and is recorded through the income statement. An increase or decrease in the discount rate of 1.0% would change the valuation of the CLOs by $0.6 million as of March 31, 2009.

While we do not believe that our investments in CLOs are material, as they represented less than 1% of our total assets at December 31, 2008, and March 31, 2009, and are not expected to increase significantly in the future, should our investments significantly increase in the future, we will analyze changes in our estimates and assumptions for determining their fair value and will include appropriate sensitivity analysis disclosures.

7.

We note your response to comments 18 and 23 of our letter dated March 20, 2009. Given the significant amount of Level 3 investments held by consolidated investment products, which represent approximately 8% of your total assets at December 31, 2008, we urge you to consider providing additional disclosures regarding the fair value measurements of these investments. In a similar manner to your response, please disclose your rights and risks related to these investments. Please also consider disclosing the following:

•

A general description of the valuation techniques or models used as well as any material changes made during the reporting period to those techniques or models, why the changes were made, and, to the extent possible, the quantitative effect of those changes;

•

To the extent material, a discussion of the extent to which, and how, relevant market indices were used in applying the techniques or models. Consider describing any material adjustments made during the reporting period to the fair value based on market indices and your reasons for making those adjustments;

•	A discussion of how the techniques or models used are validated;
•	A discussion of how sensitive the fair value estimates are to the significant inputs the technique or model uses; and

June 19, 2009

Ms. Nudrat Salik

•

If material, a discussion of how increases and decreases in the aggregate fair value have affected or may affect your liquidity and capital resources as well as the factors that resulted in any material increase or decrease in the fair values.

Response to Comment 7

In future filings, beginning with our Form 10-Q for the three months ended June 30, 2009, we will include disclosure related to our level 3 investments held by consolidated investment products substantially similar to the following:

The company has no right to the benefits from, nor do we bear the risks associated with, these investments, beyond our minimal direct investments in (generally around 1%), and management fees generated from, the investment products. If the company were to liquidate, these investments would not be available to the general creditors of the company, and as a result, we do not consider investments held by consolidated investment products to be company assets.

The fair value of level 3 investments held by consolidated investment products are derived from inputs that are unobservable and which reflect the limited partnerships’ own determinations about the assumptions that market participants would use in pricing the investments, including assumptions about risk. These inputs are developed based on the partnership’s own data, which is adjusted if information indicates that market participants would use different assumptions. The partnerships which invest directly into private equity portfolio companies (direct private equity funds) take into account various market conditions, subsequent rounds of financing, liquidity, financial condition, purchase multiples paid in other comparable third-party transactions, the price of securities of other companies comparable to the portfolio company, and operating results and other financial data of the portfolio company, as applicable.

The partnerships which invest into other private equity funds (funds of funds) take into account information received from those underlying funds, including their reported net asset values and evidence as to their fair value approach, including consistency of their fair value application. These investments do not trade in active markets and represent illiquid long-term investments that generally require future capital commitments. While the partnerships’ reported share of the underlying net asset values of the underlying funds is usually the most significant input in arriving at fair value and is generally representative of fair value, other information may also be used to value such investments at a premium or discount to the net asset values as reported by the funds, including allocations of priority returns within the funds as well as any specific conditions and events affecting the funds.

Unforeseen events might occur that would subsequently change the fair values of these investments, but such changes would be inconsequential to the company due to its minimal investments in these products (and the large offsetting noncontrolling interests resulting from their consolidation). Any gains or losses resulting from valuation changes in these investments are substantially offset by resulting changes in gains and losses attributable to noncontrolling interests in consolidated entities and therefore do not have a material effect on the financial

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condition, operating results (including earnings per share), liquidity or capital resources of the company’s common shareholders.

Market indices are not used in assessing fair value; models are rarely used. To provide additional information about the investments of consolidated investment products would place more emphasis than we believe is appropriate on these non-Company assets and would therefore be misleading to the users of our financial statements. We believe that sensitivity analysis on the estimates and assumptions used to determine the fair values of the investments held by consolidated investment products would not provide meaningful additional information, due to the offsetting impact of the noncontrolling interests, which results in an immaterial effect on the company’s financial condition, operating results (including earnings per share), liquidity or capital resources.

Note 17. Consolidated Investment Products, page 92

8.

We note your response to comment 22 of our letter dated March 20, 2009. In a similar manner to your response, please disclose the nature of the amendments that were made that led to consolidation or deconsolidation of partnerships. We note the disclosures provided on page 96 regarding the balance sheet impact of deconsolidating certain partnerships pursuant to EITF 04-5. Please disclose the impact of deconsolidating certain partnerships pursuant to FIN 46(R) as well as the income statement impact of deconsolidating certain partnerships pursuant to EITF 04-5 and FIN 46(R). In a similar manner, please disclose the balance sheet and income statement impact of consolidating additional partnerships pursuant to EITF 04-5 and FIN 46(R). Please consider disclosing the impact of deconsolidating and consolidating these partnerships in a table.

June 19, 2009

Ms. Nudrat Salik

Response to Comment 8

In future filings, should we experience consolidation and/or deconsolidation of investment products, we will disclose the nature of any amendments made to partnership agreements or any other reconsideration events triggering the consolidation and/or deconsolidation of our investment products whether by FIN 46(R) or EITF 04-5, as appropriate. We will disclose the impact of consolidation and/or deconsolidation to our balance sheet in a table substantially similar to the following table (illustrated with amounts consolidated and deconsolidated in 2008):

$ in millions	Amounts consolidated under FIN 46(R)	Amounts consolidated under EITF 04-5	Amounts deconsolidated under FIN 46(R)	Amounts deconsolidated under EITF 04-5
As of December 31, 2008
Current assets	—	5.4	0.4	2.4
Non-current assets	—	142.8	—	398.0
Total assets	—	148.2	0.4	400.4
Current liabilities		—	—	—
Non-current liabilities	—	0.1	—	136.2
Total liabilities	—	0.1	—	136.2
Equity attributable to noncontrolling interests in consolidated entities	—	146.6	—	256.1
Equity attributable to common shareholders	—	1.5	0.4	8.1
Total liabilities and equity	—	148.2	0.4	400.4

It is important to note that there is no net impact to our income statement from consolidation and/or deconsolidation of these investment products. Before consolidation, our share of the pre-tax net income of these partnerships is presented in the equity in earnings of unconsolidated affiliates line in our Consolidated Statements of Income. After consolidation, our share of the pre-tax net income of these partnerships is expanded into the applicable income statement line items (as illustrated in the tables included in Footnote 17, “Consolidated Investment Products,” on page 95 of our 2008 Form 10-K). Thus, there is no impact to net income attributable to common shareholders. Should we consolidate and/or deconsolidate any other type of investment product in the future that results in a material impact to our income statement, we will disclose the impact, as appropriate.

9.

As a result of amendments made to certain limited partnership agreements to add objective transfer criteria, you deconsolidated $365.4 million of net assets of consolidated investment products and the related minority interest of $363.1 million effective December 31, 2007 and $0.4 million of net assets of consolidated investment products and the related minority interest of $0.4 million effective April 1, 2008. You changed the basis of consolidation of $610.5 million in net assets of consolidated products and the related $600.5 million minority interest from FIN 46(R) to EITF 04-5, effective April 1, 2008. This change in basis did not impact your consolidated

June 19, 2009

Ms. Nudrat Salik

financial statements as you were already consolidating these amounts. In this regard, please address the following:

•

Of the $365.4 million of net assets of consolidated investment products as of December 31, 2007 and the $0.4 million of net assets of consolidated investment products as of April 1, 2008 that you deconsolidated pursuant to FIN 46(R), please clarify how much of these net assets continued to be consolidated pursuant to EITF 04-5;

•

Please clarify when the contract amendment changes were made. If the changes were made on April 1, 2008, as your disclosures indicate, please clarify why you deconsolidated $365.4 million of net assets of consolidated investment products and the related minority interest of $363.1 million effective December 31, 2007; and

•

Please explain why there was an impact to your income statement from deconsolidating certain partnerships under FIN 46(R) and correspondingly consolidating them under EITF 04-5 as your response indicates.

Response to Comment 9

There were generally two series of amendments to our limited partnership agreements. The first round occurred effective December 31, 2007, and the second round occurred effective April 1, 2008. The deconsolidation of $365.4 million and $0.4 million of net assets of consolidated investment products were made as of December 31, 2007, and April 1, 2008, respectively, the effective dates of these two series of amendments. Of the $365.4 million of net assets of consolidated investment products as of December 31, 2007, and the $0.4 million of net assets of consolidated investment products as of April 1, 2008, that we deconsolidated pursuant to FIN 46(R), none of these net assets continued to be consolidated pursuant to EITF 04-5. As part of the April 1, 2008, series of amendments, we changed the basis of consolidation of $610.5 million in net assets of consolidated investment products to EITF 04-5 from FIN 46(R). There were no such basis changes that resulted from the December 31, 2007, series of amendments.

We note that in our response to comment 22 set forth in our letter dated May 15, 2009, to the Staff’s initial comment letter dated March 20, 2009, we wrote the following:

The impact to our Consolidated Statements of Income as a result of these changes was not material, as our ownership percentage of these funds is less than 5% (generally around 1%).

We would like to clarify, as indicated in our response to comment 8 above, that there was no net impact to our income statement from the consolidation and/or deconsolidation of certain partnerships. As previously discussed, we use the equity method of accounting for nonconsolidated investments in the limited partnerships. Before consolidation, our share of the pre-tax net income of these partnerships is presented in the equity in earnings of consolidated affiliates line in our Consolidated Statements of Income. After consolidation, our share of the pre-tax net income of these partnerships is expanded into the applicable income statement line

June 19, 2009

Ms. Nudrat Salik

items of the partnerships’ stand alone income statements (as illustrated in the tables included in Footnote 17, “Consolidated Investment Products,” on page 95 of our 2008 Form 10-K). There was no impact to net income attributable to common shareholders as a result of consolidation and/or deconsolidation of these partnerships.

10.

We note your response to comment 23 of our letter dated March 20, 2009. In a similar manner to your response, please disclose that the investments held by consolidated investment products are accounted for pursuant to EITF 85-12.

Response to Comment 10

In future filings, we will disclose that the investments held by consolidated investment products are accounted for pursuant to EITF 85-12, as appropriate. Our future disclosures will be presented substantially as follows:

A significant portion of consolidated investment products are private equity funds. Private equity investments made by the underlying funds consist of direct investments in, or fund investments in other private equity funds that hold direct investments in, equity or debt securities in operating companies that are generally not initially publicly traded. Private equity funds are considered investment companies and are therefore accounted for under the American Institute of Certified Public Accountants’ Investment Company Audit Guide and are scoped out of SFAS 115, “Accounting for Debt and Equity Securities.” We have retained the specialized industry accounting principles of these investment products in our Consolidated Financial Statements in accordance with EITF 85-12, “Retention of Specialized Accounting for Investments in Consolidation.” All of the investments of consolidated investment products are presented at fair value in the financial statements.

Form 10-Q for the Period Ended March 31, 2009

General

11.	Please address the above comments in your filings as well.

Response to Comment 11

The Company respectfully acknowledges the Staff’s comment and will include the above-noted proposed revisions or additional disclosures in our future filings, including interim filings, where appropriate.

June 19, 2009

Ms. Nudrat Salik

***

If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

Very truly yours, /s/ Loren M. Starr
Loren M. Starr

cc: Ernst & Young LLP